

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2013

Via E-Mail
Mr. Robert J. Saltiel
Atwood Oceanics, Inc.
President and Chief Executive Officer
15835 Park Ten Place Drive
Houston, Texas 77084

> **Re:** **Atwood Oceanics, Inc.**
> **Form 10-K for the Fiscal Year ended September 30, 2012**
> **Filed November 19, 2012**
> **Response Letter dated July 26, 2013**
> **File No. 1-13167**

Dear Mr. Saltiel:

We have reviewed your filings and response letter and have the following additional comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year ended September 30, 2012

Management's Discussion and Analysis, page 25

Critical Accounting Policies, page 37

1.   We have read your response to prior comment two, and understand that you view mobilization as a separate deliverable because personnel aboard the vessel during this period are engaged in various activities which are necessary to prepare them and your equipment for drilling, and you have arranged to be compensated on a day-rate basis. You explain that such personnel include your employees, your customers and contractors, and that their activities include installation and testing of equipment, maintenance and repairs and training. However, you have not identified any instances under which mobilization services are provided to customers without also drilling a well, nor have you addressed the guidance in FASB ASC 605-35-25-10 through 13 regarding the criteria that must be satisfied in order to properly segment a contract.

Based on your responses and the various details you provided, it does not appear that your contract for the Atwood Condor meets the criteria for segmenting. We have consulted with our Division Office of Chief Accountant and believe that you will need to revise your financial statements to defer and recognize fees received during mobilization over the period that drilling occurs, consistent with the guidance in FASB ASC 605-35-25-51 through 53, and SAB Topic 13.A.3.f, IRQ 1 and 2. Your accounting for drilling contracts, and disclosures about revenue recognition and deferred fees and costs on page 37, and the corresponding accounting policy notes on pages 48 and 49, should be revised accordingly. Please also expand your disclosures to address the following points.

- You should emphasize the importance of determining the period over which drilling actually occurs in order to accurately measure the percentage of completion and to properly distinguish this period from the "term of a drilling contract" which may encompass periods and activities that while perhaps necessary to prepare your employees and equipment for drilling, do not generally include or represent separate deliverables for which you earn revenues.

- Please indicate which of the two methods described in FASB ASC 605-35-25-82 through 84 you apply consistently to recognize revenues and cost of revenues.

- Please refer to the guidance on input and output measures in FASB ASC 605-35-25-70 through 77 pertaining to the percentage of completion computation, and specifically paragraph 75 which stipulates that amounts paid by the company for costs during the early stages of a contract that do not relate to contact performance (i.e., drilling a well) should be excluded when using a method of computing percentage of completion based on costs incurred; this guidance is also consistent with FASB ASC 605-35-25-53. We understand that you may need to modify your general approach to resolve the concerns outlined in this letter; the manner by which you measure progress and your rationale should be disclosed.

- You will need to evaluate whether all of the costs incurred during mobilization are properly considered contract costs under the guidance in FASB ASC 605-35-25-34 through 37. As described in your response, it appears that some of these costs cannot clearly be related to construction (i.e., drilling or building wells) and should therefore be accounted for as period costs consistent with FASB ASC 605-35-25-35. It also appears that some costs are in the nature of start-up costs (see FASB ASC 720-15-20a) for a new rig that should be expensed as incurred in accordance with FASB ASC 720-15-25-1. Please disclose details sufficient to understand how you distinguish between various costs in these respects.

- Under FASB ASC 605-35-25-78, you are required to periodically review and confirm the reliability of your method of computing percentage of completion by alternate means that involve observation and inspection. Please describe in your critical accounting policy disclosures your efforts to comply with this guidance.

You may submit your proposed revisions and draft amendments to your periodic reports for review in advance of filing these documents. Please include an explanatory note at the forepart of each document and the error correction disclosures in the notes to the financial statements to comply with FASB ASC 250-10-50-7 through 11. You will also need to update the certifications to comply with Rule 12b-15 of Regulation 12:B.

If you believe the differences are not material and restatement of your financial statements is therefore not required, please provide a materiality assessment supporting your position that adheres to the guidance in SAB Topic 1:M.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief